N E W S   R E L E A S E
--------------------------------------------------------------------------------

INVESTOR CONTACTS:
Larry James                                    Suresh Kumar
(1) 408.941.1110                               (65) 6360.4060
jamesl@charteredsemi.com                       sureshk@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
---------------                                --------------------
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP

           CHARTERED REPORTS BETTER THAN EXPECTED RESULTS AND OUTLOOK

            First Quarter Results Exceed Revenue and Profit Guidance;
           Second Quarter Revenues Expected to be up approximately 25%
                      on Strength of Leading-edge Shipments

   - REVENUES OF $84.4 MILLION, UP 11% SEQUENTIALLY, COMPARED TO GUIDANCE OF UP MID-SINGLE DIGITS

   -  LOSS PER ADS OF $0.93, COMPARED TO GUIDANCE OF $0.98 LOSS

   -  LOSS PER ORDINARY SHARE OF $0.09

   -  PLANNED 2002 CAPITAL EXPENDITURES INCREASED 25% TO $500 MILLION

SINGAPORE - APRIL 19, 2002 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced stronger than expected results for its first quarter 2002 and projected revenues to grow approximately 25% sequentially in second quarter 2002. Including Chartered's share of Silicon Manufacturing Partners (SMP or Fab
5), revenues are expected to grow approximately 30% in the second quarter 2002. SMP is a minority-owned joint-venture company and therefore under the Company's US GAAP reporting, its revenues are not consolidated.

"During the last six weeks, we have seen growing indications from our customer base that the semiconductor industry recovery is beginning to accelerate," said Barry Waite, president & CEO of Chartered. "We see improvement in orders across all of the market segments we serve and across a wide range of customers, particularly those in communications. Contributing in a major way to our improved revenue outlook is the series of customer engagement successes on 0.18-micron products in recent quarters. We expect that in the second quarter, our 0.18-micron revenues will more than double to well over 20 percent of our total revenues and continue to grow significantly throughout the remainder of the year."

SUMMARY OF FIRST QUARTER 2002 PERFORMANCE

- Net revenues were $84.4 million in first quarter 2002, up 10.9% compared to fourth quarter 2001, primarily due to higher revenues in the consumer segment, and to a lesser extent communications, which more than offset the anticipated decline in the computer segment.

   Compared to first quarter 2001, first quarter 2002 net revenues were down 59.2% from $206.7 million. All segments were down, and more than half the dollar decline came from the communications segment.

   Including Chartered's share of SMP (Fab 5), net revenues were $86.0 million, up 11.3% from $77.3 million in the fourth quarter 2001. SMP is a minority-owned joint-venture company and therefore under the Company's US GAAP reporting, its revenues are not consolidated.

- Gross loss was $63.8 million, or 75.6% of net revenues, down from a profit of $10.3 million, or 5.0% of net revenues in the year-ago quarter, primarily due to significantly lower revenues and to a lesser extent lower average selling prices (ASP). Compared to fourth quarter 2001, gross loss improved $10.8 million, primarily due to higher revenues and improved operating performance.

- Research and development (R&D) expenses were $24.7 million, an increase of 16.6% from the year-ago quarter. Investments have been stepped-up to accelerate the Company's technology roadmap which provides customers a breadth of processes enabling systems-level integration.

- General and administrative (G&A) expenses were $14.6 million, up 12.9% compared to $12.9 million in first quarter 2001, primarily due to the fact that first quarter 2001 payroll expenses were lower as a result of an employee leave clearance program that extended throughout 2001.

- Sales and marketing expenses were $9.7 million, up 17.9% compared to $8.2 million in the year-ago quarter, primarily due to increased support for customer prototyping services and higher spending for worldwide sales and marketing activities.

- Pre-production fab start-up costs, all related to Fab 7, were $1.9 million in first quarter 2002, compared to $5.4 million in the year-ago quarter, due to a moderated activity level.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $29.8 million compared to a loss of $18.6 million in the year-ago quarter, due to a significant drop in utilization rates caused by reduced demand.

- Minority interest in loss of our joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $17.1 million compared to $18.0 million in the year-ago quarter, largely due to higher utilization from increased demand for leading-edge products, partially offset by higher depreciation.

- Net interest expense was $6.4 million compared to net interest income of $9.5 million in the year-ago quarter, due to lower interest income and higher interest expense associated with the Company's $575 million 2.5% Senior Convertible Notes due 2006, which were issued in April 2001.

- Net loss of $128.4 million, or negative 152.2% of net revenues, reflected a decline of $97.5 million from a net loss of $30.9 million, or negative 15.0% of net revenues, in the year-ago quarter.

- Loss per American Depositary Share (ADS) and loss per share (EPS) in first quarter 2002 were $0.93 and $0.09 respectively on a diluted basis, compared with a loss per ADS and loss per share of $0.22 and $0.02 respectively in first quarter 2001.

WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in first quarter 2002 were 81.6 thousand wafers (eight-inch equivalent), an increase of 13.2% compared to 72.1 thousand wafers (eight-inch equivalent) shipped in fourth quarter 2001, due to increased demand in the consumer segment and to a lesser extent communications. Shipments in first quarter 2002 were down 51.0% compared to 166.4 thousand wafers (eight-inch equivalent) in first quarter 2001, due to lower demand.

- ASP decreased by 2.0% to $1,034 per wafer in first quarter 2002 compared to $1,055 per wafer in fourth quarter 2001. Compared to first quarter 2001, ASP declined 16.7% from $1,242 per wafer, primarily due to a shift in customer mix and to a lesser extent, pricing declines.

- Capacity utilization improved to 28% in first quarter 2002, from 25% in fourth quarter 2001, due to increased shipments. In the year-ago quarter, capacity utilization was 61%. Capacity in first quarter 2002 was essentially flat with fourth quarter 2001 and up approximately 3% from first quarter 2001.

MARKET DYNAMICS

The following tables provide a quarterly breakdown of revenues by market segment, region and technology. These tables include revenues from Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), which under the Company's US GAAP reporting are not consolidated.

REVENUE BREAKDOWN BY MARKET SEGMENT

                                                       Percentage of Revenues (%)
Market Segment                           1Q 2001       2Q 2001       3Q 2001       4Q 2001       1Q 2002
---------------------------------------------------------------------------------------------------------
   Communications                          41             36            23            22            23
   Computer                                28             44            58            52            44
   Consumer                                12             9             10            16            22
   Memory                                  17             10            7             8             9
   Other                                    2             1             2             2             2


REVENUE BREAKDOWN BY REGION

                                                        Percentage of Revenues (%)
Region                                   1Q 2001       2Q 2001       3Q 2001       4Q 2001       1Q 2002
---------------------------------------------------------------------------------------------------------
   Americas                                61             62            75            75            66
   Europe                                  12             8             9             7             5
   Asia-Pacific                            22             26            10            7             11
   Japan                                    5             4             6             11            18


REVENUE BREAKDOWN BY TECHNOLOGY


                                                        Percentage of Revenues (%)
Technology Node (micron)                 1Q 2001       2Q 2001       3Q 2001       4Q 2001       1Q 2002
---------------------------------------------------------------------------------------------------------
0.18 and below                              1             2             4             13            10
Up to 0.25                                 17             20            26            23            30
Up to 0.35                                 42             48            34            34            31
Above 0.35                                 40             30            36            30            29



RECENT HIGHLIGHTS AND ACHIEVEMENTS

- In February, Chartered announced first silicon for a 2.4 GHz RF transceiver chip manufactured with Chartered's 0.18-micron RF CMOS process for Shanghai Tsinghua Chip Crystal Microelectronics, a startup IC design company funded by Tsinghua University in China. This win reflects Chartered's leadership in high-performance, cost-effective RF CMOS process solutions.

- In February, Chartered announced that it had signed agreements with the Virtual Component Exchange (VCX) and Avant! Corporation as a part of the Company's commitment to provide the foundry industry with innovative ways for designers to access complete and flexible solutions that address their design challenges. These programs focus on improving the overall time to market for Chartered's customers and reducing costs by increasing the probability of first-time silicon success. In addition, recent agreements with Artisan Components and Cadence Design Systems further extend the reach of Chartered's world-class solutions and leading-edge technology, and give customers freedom of choice in intellectual property and tool selection.

- In March, Chartered held its first-ever China Tech Forums in Shanghai and Beijing. The events, which drew approximately 400 participants, focused on the requirements of the emerging community of semiconductor and systems companies in China who need flexible access to state-of-the-art chip manufacturing services and technologies. Chartered has been doing business in China since 1997 and continues to further broaden the channels for collaboration by expanding existing relationships and forging new alliances.

OUTLOOK

The outlook for 2002 has improved significantly. Based on current market and customer trends, the Company's guidance is as follows:

Second quarter 2002

   - Revenues: up approximately 25% sequentially (up approximately 30%, including Chartered's share of SMP)

   -  ASP: up approximately 5% sequentially

   -  Utilization: mid-30s

   -  Gross profit margin: loss of approximately $51 million to $53 million

   -  Earnings per ADS: loss of approximately $0.82 to $0.84

   -  Net income: loss of approximately $113 million to $116 million

Based on the improved outlook, the Company has increased its 2002 capital expenditure plan from $400 million to $500 million, including the pull-in of selected 300mm equipment. The start-up of Fab 7, a cutting-edge all-copper 300mm facility, has been accelerated one quarter and initial production now is expected in late third quarter 2003.

"Chartered is off to a good start in 2002, as wafer shipments in the first quarter were up over 25 percent from the third-quarter 2001 trough, and recovery momentum is building across the markets we serve," said Waite. "Our 0.18-micron offerings are being well accepted in the market and we are continuing to make excellent progress on our 0.13-micron all-copper product and have growing confidence in our plans to begin ramping 0.13-micron shipments in the second half of this year. Assuming that market and customer strength continues as we now anticipate, we have set our sights on a target to achieve a fourth-quarter 2002 revenue run-rate of at least double that of first quarter 2002.

"We see increasing evidence that our efforts in the last two years to accelerate Chartered's technology roadmap and broaden our customer base are paying off. We believe that Chartered is better positioned now than at any similar point in prior cycles to take full advantage of the semiconductor market recovery now underway."

WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its first-quarter 2002 results and outlook on a conference call today, April 19, 2002, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, April 18, 2002). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at www.charteredsemi.com/investor/index_financial.htm.

MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For second quarter 2002, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, June 4, 2002, Singapore time.

ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2002 and beyond (including projected revenues of the Company and SMP, average selling price, utilization, gross profit margin, loss per ADS, net loss and 2002 fourth quarter run-rate); our capital expenditure plans; our anticipated progress of our process offerings; and our profitability; reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and availability of financings and terms thereof. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                                US GAAP

                                                                    Three Months Ended March 31,
                                                                    -----------------------------
                                                                       2001               2002
                                                                    ----------         ----------
Net revenue ..................................................      $  206,689         $   84,362
Cost of revenue ..............................................         196,349            148,120
                                                                    ----------         ----------
Gross profit (loss) ..........................................          10,340            (63,758)
                                                                    ----------         ----------

Operating expenses:
   Research and development ..................................          21,191             24,708
   Fab start-up costs ........................................           5,377              1,901
   Sales and marketing .......................................           8,220              9,694
   General and administrative ................................          12,898             14,565
                                                                    ----------         ----------
           Total operating expenses ..........................          47,686             50,868
                                                                    ----------         ----------

Operating loss ...............................................         (37,346)          (114,626)
Equity in loss of SMP.........................................         (18,632)           (29,818)
Other income .................................................           7,591              5,209
Interest income ..............................................          12,854              4,346
Interest expense .............................................          (3,359)           (10,747)
Exchange gain (loss) .........................................          (1,396)             1,770
                                                                    ----------         ----------
Loss before income taxes .....................................         (40,288)          (143,866)
Income tax expense ...........................................          (8,613)            (1,579)
                                                                    ----------         ----------
Loss before minority interest ................................         (48,901)          (145,445)
Minority interest in loss of CSP .............................          17,993             17,077
                                                                    ----------         ----------
Net loss .....................................................      $  (30,908)         $(128,368)
                                                                    ==========         ==========

Net loss per share and ADS

Basic net loss per share .....................................      $    (0.02)         $   (0.09)
Diluted net loss per share ..................................       $    (0.02)         $   (0.09)

Basic net loss per ADS .......................................      $    (0.22)         $   (0.93)
Diluted net loss per ADS .....................................      $    (0.22)         $   (0.93)

Number of shares (in millions) used in computing:

-   basic net loss per share .................................         1,380.2            1,384.5
-   effect of dilutive options ...............................              --                  -
                                                                    ----------         ----------
-   diluted net loss per share ...............................         1,380.2            1,384.5
                                                                    ----------         ----------

Number of ADS (in millions) used in computing:

-   basic net loss per ADS ...................................           138.0              138.4
-   effect of dilutive options ...............................              --                 --
                                                                    ----------         ----------
-   diluted net loss per ADS .................................           138.0              138.4
                                                                    ----------         ----------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                                               US GAAP

                                                                                As of
                                                                   ------------------------------
                                                                   December 31,         March 31,
                                                                      2001                2002
                                                                   -----------         ----------
Assets

Cash and cash equivalents ....................................     $ 1,041,616         $  885,129
Accounts receivable ..........................................          91,419             88,966
Inventories ..................................................          12,766             14,668
Other current assets .........................................          16,439             19,582
                                                                   -----------         ----------
          Total current assets ...............................       1,162,240          1,008,345
Property, plant and equipment, net ...........................       1,853,421          1,878,814
Investment in SMP ............................................          77,406             70,537
Other non-current assets .....................................          51,275             49,188
                                                                   -----------         ----------
          Total assets .......................................     $ 3,144,342         $3,006,884
                                                                   ===========         ==========

Liabilities and Shareholders' Equity

Accounts payable .............................................     $    82,743         $  165,896
Current installments of long-term debt .......................         198,160            147,584
Accrued operating expenses ...................................         153,635            159,148
Other current liabilities ....................................          85,215             58,256
                                                                   -----------         ----------
          Total current liabilities ..........................         519,753            530,884
Long-term debt, excluding current installments ...............         914,070            899,767
Other liabilities ............................................          66,298             67,647
                                                                   -----------         ----------
          Total liabilities ..................................       1,500,121          1,498,298
Minority interest ............................................          61,589             46,325
Shareholders' equity .........................................       1,582,632          1,462,261
                                                                   -----------         ----------
          Total liabilities and shareholders' equity .........     $ 3,144,342         $3,006,884
                                                                   ===========         ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                               US GAAP

                                                                     For The Three Months Ended
                                                                 ----------------------------------
                                                                    March 31,           March 31,
                                                                      2001                2002
                                                                 --------------      --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss .....................................................    $    (30,908)       $  (128,368)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
     Equity in loss of SMP ...................................          18,632              8,808
     Depreciation and amortization ...........................         104,966            113,247
     Foreign exchange loss (gain) ............................             592               (858)
     Minority interest in loss of CSP ........................         (17,993)           (17,077)
     Loss (gain) on disposal of property, plant and equipment              (56)                63
     Other ...................................................          (8,684)               621
Changes in operating working capital:

     Accounts receivable .....................................          48,236              3,051
     Amount due to (from) ST, ST affiliates and SMP, net .....            (411)           (15,666)
     Inventories .............................................          16,092             (1,902)
     Prepaid expenses ........................................          (1,884)            (3,546)
     Trade accounts payable ..................................          (3,701)              (995)
     Accrued operating expenses ..............................         (22,795)             5,513
     Other current liabilities ...............................           6,191             (1,015)
                                                                  ------------        -----------
Net cash provided by (used in) operating activities:..........         108,277            (38,124)
                                                                  -------------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment
     and other assets.........................................              66             15,196
Purchase of property, plant and equipment ....................        (164,601)           (51,053)
                                                                  -------------       -----------
Net cash used in investing activities:........................        (164,535)           (35,857)
                                                                  -------------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net .......................................          15,081            (11,971)
Long-term debt
     Borrowings ..............................................              --             12,000
     Repayments ..............................................         (42,050)           (85,198)
Issuance of shares by the Company, net .......................             764              2,642
                                                                  ------------        -----------
Net cash used in financing activities:........................         (26,205)           (82,527)
                                                                  -------------       -----------

Net decrease in cash and cash equivalents ....................         (82,463)          (156,508)
Effect of exchange rate changes on cash and cash equivalents .            (532)                21
Cash at the beginning of the period ..........................         924,116          1,041,616
                                                                  -------------       -----------
Cash at the end of the period ................................    $    841,121        $   885,129
                                                                  =============       ===========